EXHIBITS 21.1

Direct Subsidiaries

First Channel Limited, a British Virgin Islands corporation
Windsor Honour Limited, a British Virgin Islands corporation
Phoenix Creation Global Limited, a British Virgin Islands corporation

Indirect Subsidiaries

Union Beam Investment Limited, a Hong Kong corporation
Union Care Investment Limited, a Hong Kong corporation Conperin Group Inc.
Circle YY Technologies Hong Kong Limited
Circle YY Technologies Inc.
Circle YY International Inc.